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www.ssbb.com

Joseph Sierchio

Email: jsierchio@ssbb.com

Direct Dial: (212) 404-8765

April 16, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Heather Percival

Re:	RenovaCare, Inc.--Registration Statement on Form S-1
File No. 333-222974

Ladies and Gentlemen:

Reference is hereby made to the acceleration request, dated April 13, 2018, submitted by RenovaCare, Inc., Inc. (the “Registrant”) requesting, in accordance with Rule 461 of the Securities Act of 1933, as amended, the acceleration of the effective date of the above referenced registration statement so that it be declared effective on Tuesday, April 17, 2018, or as soon as practicable thereafter (the “Acceleration Request”).

We have acted as counsel to the Registrant in connection with the filing of the Registration Statement. Please be advised that we have been authorized by the Registrant to submit this letter as an amendment to the Acceleration Request solely for the purpose of requesting that the Registration Statement be declared effective as at 12:00 noon (EDT) on Tuesday, April 17, 2018, or as soon as practicable thereafter.

Sincerely,

Satterlee Stephens LLP

By: /s/ Joseph Sierchio

Name: Joseph Sierchio

Title: Partner